UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC.
(Names of Filing Persons (Offeror))
Class A Common Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
[Richard Yanofsky]
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
[514.738.2079]
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles A. Spector
Fraser Milner Casgrain S.E.N.C.R.L.
1, Place Ville-Marie, 39e étage
Montréal (Québec) H3B 4M7

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1-11
Item 12 — Exhibits
EX-99.1

SCHEDULE TO
     Attached hereto as Exhibit 99.1 is a press release issued by Optimal Group Inc. (“Optimal”) relating to 7293411 Canada Inc.’s proposed tender offer to purchase for cash all of the issued and outstanding Class “A” Common Shares of Optimal.
Additional Information
     This filing is neither an offer to purchase nor solicitation of an offer to sell securities. The proposed tender offer for the outstanding shares of the Optimal’s Class “A” Common Shares described in this filing has not commenced. The tender offer will be made only through an offer to purchase and related letter of transmittal. Shareholders are urged to read the tender offer statement on Schedule TO and Optimal’s solicitation/recommendation statement on Schedule 14D-9 when they become available because these filings contain important information. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will be filed with the Securities and Exchange Commission (“SEC”). When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC’s website www.sec.gov. Copies of the tender offer statement on Schedule TO also may be obtained free of charge (when available) by directing requests to Georgeson Shareholder Communications Canada Inc., the information agent for the offer, at 1-866-374-9664.
Items 1-11
Not Applicable.
Item 12 — Exhibits
     (d) Exhibits
     The following exhibits are filed herewith:
     Exhibit 99.1 Press Release issued by Optimal Group Inc.